CLECO POWER LLC	EXHIBIT 12(b)

Computation of Ratios of Earnings to Fixed Charges (Unaudited)
(THOUSANDS, EXCEPT RATIOS)	FOR THE THREE MONTHS ENDED MAR. 31, 2018		FOR THE TWELVE MONTHS ENDED DEC. 31, 2017		FOR THE TWELVE MONTHS ENDED DEC. 31, 2016		FOR THE TWELVE MONTHS ENDED DEC. 31, 2015		FOR THE TWELVE MONTHS ENDED DEC. 31, 2014
Net income	$26,004		$150,738		$39,128		$141,350		$154,316
Income tax expense	7,997		67,331		18,369		79,294		76,974
Total fixed charges (from below)	18,786		72,752		78,442		78,364		77,230
Total earnings	$52,787		$290,821		$135,939		$299,008		$308,520
Fixed charges
Interest	$17,355		$66,491		$74,450		$74,394		$73,140
Amortization of debt expense, premium, net	1,174		5,158		3,289		3,052		3,113
Portion of rentals representative of an interest factor*	257		1,062		508		572		489
Interest of capitalized lease	—		41		195		346		488
Total fixed charges	$18,786		$72,752		$78,442		$78,364		$77,230
Ratio of earnings to fixed charges	2.81	x	4.00	x	1.73	x	3.82	x	3.99	x
* Interest portion of rental expenses, that cannot be imputed, is estimated to equal 11% of such expense, and the imputed interest portion of rental expenses is calculated between 3.62% and 6.08% of such expenses, which are considered reasonable approximations of the interest factors.